Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Linx S.A. Filer’s Commission File Number: [●] Subject Company’s Commission File Number: 001-38954 Date: October 9, 2020

Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Linx S.A.
Filer's Commission File Number: [•]
Subject Company's Commission File Number: 001-38954
Date: October 9, 2020

TOTVS S.A.
Publicly-held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 53.113.791/0001-22
Company Registry (NIRE) No. 35.300.153.171

MATERIAL FACT

TOTVS S.A. (B3: TOTS3) (the "Company" or "TOTVS"), aiming at aligning the market as to the Company's expectation on the potential synergies resulting from the business combination with Linx S.A. ("Linx"), and assuming that Linx's shareholders will approve the proposal provided in the draft of the Merger Protocol (*Protocolo de Justificação e Incorporação)* released on this date by TOTVS, TOTVS hereby informs that as of this date it will start to disclose the following projections, as mentioned in the attached presentation:

⇨ The business combination between TOTVS and Linx may generate operating synergies currently estimated at a net present value of approximately R$ 3.2 billion. Such synergies may result in (i) an annual reduction of approximately R$60 million in OPEX, assuming the capture of 50% of the synergies in the first year, 75% in the second year and 100% in the third year, and (ii) approximately R$160 million in net revenue in the fourth year after the implementation of the business combination.

The projections above will be added to section 11 of TOTVS's Reference Form and will be available on the website of CVM (the Brazilian SEC) at http://www.cvm.gov.br/ and also on TOTVS's website at http://ri.totvs.com/, within the legal timeframe.

Finally, TOTVS hereby clarifies that the information disclosed in this material fact represents an estimate and involves market factors beyond the control of TOTVS. Therefore, it is subject to changes and does not constitute any promise of performance by TOTVS and/or its managers.

Sao Paulo, October 8, 2020

Gilsomar Maia Sebastião
Chief Financial and
Investor Relations Officer

Investor Relations
Tel.: (+55 11) 2099-7773/7097/7089/7105
ri@totvs.com.br
http://ri.totvs.com/

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission ("SEC"). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found
In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements
This communication may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS' management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company's financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


TOTVS + Linx:
Potential Synergies
TOTVS
August 2020

DISCLAIMER

No Offer or Solicitation
This presentation is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission ("SEC"). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It
In connection with the proposed Transaction, TOTVS will file with the SEC all relevant materials as required under applicable laws and regulations. INVESTORS ARE URGED TO READ THOSE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED TRANSACTION AND RELATED MATTERS. All materials filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC's website at www.sec.gov and on TOTVS's investor relations website at http://ri.totvs.com/.

Forward-Looking Statements
This presentation may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COMPLETE AND INDEPENDENT PLATFORM WITH COMPLEMENTARY CAPABILITIES

STRENGTHENING OUR 3-DIMENSION ECOSYSTEM: CORE (ERP, HR AND VERTICALS), TECHFIN (CREDIT, SERVICES AND PAYMENTS) AND BUSINESS PERFORMANCE (SALES AND MARKETING)

TOTVS	TOTVS + Linx	Linx
CORE *ERP / HR / Verticals*	**Highly complementary verticalized approach while leveraging penetration and data to expand cross-selling opportunities**	**CORE** *POS / ERP*
TECHFIN *B2B Credit / Payments*	**Complete TechFin platform and broad capillarity in retail payments, with opportunity to penetrate across a wide variety of verticals**	**PAY HUB** *TEF / QR Code / Subacquirer*
PERFORMANCE *Sales Lead / Marketing*	**Robust digitization offering with proprietary solutions for e-commerce, OMS and digital services, accelerating TOTVS investments roadmap and execution**	**DIGITAL** *E-commerce / Omnichannel / Impulse*

ADDING SUBSTANTIAL CROSS-SELLING OPPORTUNITIES, ENHANCING THE VALUE PROPOSITION TO CLIENTS AND EXPANDING OUR ADDRESSABLE MARKET

TOTVS + LINX: AN OVERVIEW OF EXPECTED SYNERGIES[1]

THE ESTIMATED NPV OF POTENTIAL SYNERGIES COULD REACH UP TO R$4.25 PER SHARE OF THE COMBINED COMPANY[4]

ESTIMATED NPV OF POTENTIAL SYNERGIES[2,3]
(in R$ per share[4] of the combined company)


1.30
1.75
3.05
1.20
4.25
Total OpEx Synergies
Revenue Synergies 5
Total Operational Synergies
Fiscal Synergies 6,7
Total Potential Synergies

POTENTIAL SYNERGIES | IN R$ BN

Total OpEx Synergies	Revenue Synergies	Total Operational Synergies	Fiscal Synergies	Total Potential Synergies
1.0	1.3	2.3	0.9	3.2

Sources: TOTVS analysis based on market estimates
Note:
1 Represents TOTVS' view on potential synergies which may not materialize as expected
2 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms
3 TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards
4 Considers 179.4mm and 574.9mm shares outstanding for Linx and TOTVS, respectively (fully-diluted basis); Does not consider treasury-held shares
5 Considers revenue synergies to reach ~R$260 MM in the 4th year after transaction closing
6 Assumes the difference between Linx's economic value (estimated based on the proposed acquisition value) and its book value; Considers an amortization period of 7 years starting from the 2nd year once the transaction is completed
7 Considers transaction price @ proposed terms (1 TOTVS' share = R$6.20); Considers TOTVS share price as of October 7th, 2020 (R$26.95)

TOTVS + LINX: AN OVERVIEW OF EXPECTED SYNERGIES[1] (CONT'D)

WE BELIEVE THAT THE COMBINED COMPANY COULD TAKE ADVANTAGE OF R$3.2 BN (NPV[5]) IN SYNERGIES[1]

- **G&A** SYNERGIES
- **SELLING & MARKETING** SYNERGIES
- **INFRASTRUCTURE** SHARING, **PURCHASING** EFFICIENCY & **TALENT** RETENTION
- **CROSS-SELLING** OPPORTUNITIES
- INCREMENTAL SALES FROM **BROADER DISTRIBUTION NETWORK**
- **DATA ANALYTICS** BASED ON AI / BIG DATA
- **FINANCIAL AND FISCAL** SYNERGIES

POTENTIAL ANNUAL OPEX SYNERGIES

R$ 60 MM

NPV OF POTENTIAL OPEX SYNERGIES[3,4]

R$ 1.0 BN

POTENTIAL ANNUAL REVENUE SYNERGIES[2]

R$ 160 MM

NPV OF POTENTIAL REVENUE SYNERGIES[4]

R$ 1.3 BN

LINX COST BASIS TO POTENTIALLY GENERATE FINANCIAL AND FISCAL SYNERGIES[5] (NPV) OF

R$ 0.9 BN

Source: TOTVS analysis based on market estimates

Notes:

1. Represents TOTVS' view on potential synergies which may not materialize as expected
2. Considers revenue synergies to reach ~R$160 MM in the 4th year after transaction closing
3. TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards
4. NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms
5. Considers transaction price @ proposed terms (1 TOTVS' share + R$6.20); Considers TOTVS share price as of October 7th, 2020 (R$26.95)

POTENTIAL OPEX SYNERGIES[1]

TOTAL OPEX SYNERGIES ARE EXPECTED TO EXCEED R$ 60 MM ANNUAL RUN-RATE WHEN FULLY CAPTURED[2,3]

SOURCE	SYNERGY DESCRIPTION
SELLING & MARKETING SYNERGIES	▪ Product offerings are complementary, which allows to capture S&M synergies by selling different software to the same clients ○ Salesforce effectiveness and enablement ○ Channel optimization ○ Support structure rationalization ○ Efficiency gains on service implementation
G&A SYNERGIES	▪ Expense reduction on Linx's annual G&A expenses ▪ Cost reduction from consolidating duplicative structures
INFRASTRUCTURE SHARING, **PURCHASING** EFFICIENCY & **TALENT** RETENTION	▪ Leverage scale and procurement in direct/indirect spend ▪ Achieve reduced run-rate on IT infrastructure-related costs

ESTIMATED SYNERGIES

R$ 60 MM

IN POTENTIAL ANNUAL **OPEX SYNERGIES[2]**

R$ 1.0 BN

NPV OF POTENTIAL **OPEX SYNERGIES[3,4]**

Source: TOTVS analysis based on market estimates

Note:

1. Represents TOTVS' view on potential synergies which may not materialize as expected
2. Considers the Annual Run-Rate of expenses reduction
3. TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards
4. NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms

POTENTIAL REVENUE SYNERGIES[1]

TOTAL REVENUE SYNERGIES ARE EXPECTED TO EXCEED R$ 160 MM ANNUAL RUN-RATE WHEN FULLY CAPTURED[2]

SOURCE	SYNERGY DESCRIPTION
CROSS-SELLING OPPORTUNITIES	▪ Linx's products are complementary to TOTVS and could be potentially marketable to its existing clients ○ Linx Core → PoS, CRM, NFe, Connectivity ○ Linx Digital → Commerce, Impulse ○ Linx Core → TEF, Gateway, QRLinx, ContaLinx ▪ ...while many TOTVS' solutions are also well-suited to Linx's client base ○ HR solutions ○ Productivity tools & solutions ○ Credit solutions ○ Industry-focused ERP solutions (e.g: Fashion)
INCREMENTAL SALES FROM **BROADER DISTRIBUTION NETWORK**	▪ Linx's distribution channels ○ Benefit from TOTVS' franchises and 3rd-party distribution model ▪ TOTVS' distribution channels ○ Benefit from Linx's retail channels and sales support structure
DATA ANALYTICS BASED ON AI / BIG DATA	▪ Turn robust datasets into actionable business insights to drive new revenue and increase sales efficiency

ESTIMATED SYNERGIES

R$ 160 MM

IN POTENTIAL ANNUAL **REVENUE SYNERGIES[2]**

R$ 1.3 BN

NPV OF POTENTIAL **REVENUE SYNERGIES[3]**

Source: TOTVS analysis based on market estimates
Note:
1 Represents TOTVS' view on potential synergies which may not materialize as expected
2 Considers revenue synergies to reach ~R$160 MM in the 4th year after transaction closing
3 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms

CORE: COMPLETE OFFERING WITH STRONG VERTICAL COMPLEMENTARITY

ROBUST CLIENT BASE, MULTIPLE SOLUTIONS PORTFOLIO AND HIGH CLIENT STICKINESS AS IMPORTANT PILLARS TO ACCELERATE GROWTH ON NEW VERTICALS AND PRODUCTS (TECHFIN, DIGITAL AND OTHERS)

TOTVS + Linx: Complete Offering

Products / Industries[1]	Manufacturing	Services	Financial Services	Agro	...	Retail
ERP	●	●	●	●		●
HR	●	●	●	●		●
CRM	●	●	●	●		●
AI / Analytics	●	●	●	●		●

Retail Niches[1]

	TOTVS	Linx
Gas Stations		●
Fashion		●
Drugstores		●
Wholesalers	●	
Fast Food		●
Supermarkets	●	
Electronics	●	
Home Centers		●
Car Dealerships		●

A WIN-WIN SITUATION BENEFITING FROM A LARGER DIVERSIFICATION OF OPERATING SEGMENTS, GREATER RESILIENCE AND A LARGE ROOM FOR CROSS SELLING OPPORTUNITIES

Sources: Companies
Note:
1. Not exhaustive

CORE: LINX PORTFOLIO WOULD BENEFIT FROM A SOLID SALES NETWORK

LARGE ROOM TO EXPAND LINX SOLUTIONS FOOTPRINT


TOTVS
DISTRIBUTION NETWORK

- BRANCHES & FRANCHISES
- IN-HOUSE SALESFORCE
- PARTNERSHIPS

Linx

- POS SOFTWARE
- ERP
- BI
- TEF
- MOBILITY
- E-RECEIPT
- CONNECTIVITY

Sources: Companies

TECHFIN: CREATING A ROBUST, DISRUPTIVE AND INDEPENDENT PLATFORM

THE NEW COMPANY WOULD COMBINE THE BEST OF LINX'S PAYMENTS SOLUTIONS AND TOTVS'S CREDIT B2B PLATFORM

TOTVS — CREDIT-FOCUSED

ROBUST TECHFIN PLATFORM AIMED AT PROVIDING CREDIT AND FINANCING SOLUTIONS

CORE SOLUTIONS

- B2B Credit / Receivables Financing
- Payroll Loans
- Third-Party Payments Integration

CREDIT ECOSYSTEM

- **Supplier** — TechFin platform focused on SMEs
- **"TOTVS Antecipa"** — B2B credit offering to client base
- **R$1bn FIDC[1]** — Structured approach to push forward lending efforts
- **Partnerships for Payroll Loans** — Revenue share model with Creditas and Banco BV

+

Linx — PAYMENTS-FOCUSED

DEDICATED HUB TO DRIVE PAYMENTS INNOVATION IN RETAIL

CORE SOLUTIONS

- TEF / Gateway
- Sub-merchant Acquirer
- Smart POS
- Digital Commerce

PAYMENTS ECOSYSTEM

- **PinPag** — Payment splitting solution
- **Linx Pay Hub** — Entire unit dedicated to develop the payments business
- **QR Code Partnerships** — Partners include MercadoPago, PicPay and Conductor
- **Shopbit** — SMEs solution fully integrated to Linx Pay Hub products

=

COMBINED — FULL-SERVICE PLATFORM

1. **COMPLEMENTARY OFFERING** — Benefiting from a robust TechFin platform and broad capillary in Retail payments
2. **DIVERSIFIED CLIENT BASE** — Opportunity to penetrate across a wide variety of verticals
3. **INDEPENDENT AND DISRUPTIVE PLAYER** — Agnostic API-based platform with scale to further invest in innovation

Source: Companies
Notes
1. *Fundo de Investimento em Direitos Creditórios* (securitization fund)

BUSINESS PERFORMANCE: ACCELERATING OUR DIGITAL STRATEGY

A MORE COMPLETE DIGITAL OFFERING AT GREATER SCALE AS WE EXPAND OUR ECOSYSTEM


TOTVS + Linx
E-COMMERCE
OMNICHANNEL
CRM
Marketing Solutions
Digital Services
Stand-alone roadmap
TOTVS

- END-TO-END SOLUTIONS
- EXPANSION OF TOTVS' DYGITAL ECOSYSTEM
- CROSS-SELL OPPORTUNITIES
- GREATER CLIENT RELEVANCE
- FASTER GROWTH PROSPECTS